Exhibit 10.31

April 25, 2002

Mr. James Hightower

Universal Studios, Inc.

1000 Universal Studios Plaza

Orlando, Florida 32819

Dear Mr. Hightower:

Universal Studios, Inc. (“Universal” or the “Company”) agrees to employ you and you agree to accept employment upon the terms and conditions set forth in this agreement (the “Agreement”).

1. Term. The term of this Agreement will commence on July 1, 2002 and continue until June 30, 2004 unless extended pursuant to subparagraph (a) below (the “Term”), or unless earlier terminated pursuant to the provisions of Paragraph 4.

(a) Options. Universal will have the following irrevocable options, exercisable at its sole discretion, to extend the Term, commencing upon the expiration of the preceding Term, upon all the same terms and conditions as during such preceding Term. Such options are exercisable by written notice given not later than sixty (60) days prior to the expiration of the Term preceding that for which such option is exercised:

(i) a period of two (2) years commencing on July 1, 2004 and continuing until June 30, 2006;

(ii) a period of two (2) years commencing on July 1, 2006 and continuing until June 30, 2008.

You agree and acknowledge that Universal has no obligation to extend the Term or to continue your employment after expiration of the Term, and you expressly acknowledge that no promises or understandings to the contrary have been made or reached. You also agree and acknowledge that, should Universal choose to continue your employment for any period of time following the expiration of the Term (including any extensions thereof), your employment with Universal will be “at will;” in other words, during any time following the expiration of the Term, Universal may terminate your employment at any time, with or without reason and with or without notice, and you may resign at any time, with or without reason and with or without notice.

Initials of employee

2. Duties. You agree to be employed and perform your exclusive services for the Company or one of its affiliates upon the terms and conditions of this Agreement. You will commence your services hereunder as Vice President, Project Management for Universal Creative and you will perform the services requested from time to time by the Board of Directors of Universal (the “Board”) or its duly authorized officers.

3. Compensation and Related Matters.

(a) Base Salary. For all services rendered under this Agreement, commencing July 1, 2002, Universal will pay you base salary at an annual rate of Two Hundred Sixty Thousand Five Hundred and 00/100 Dollars ($260,500.00), payable in accordance with Universal’s applicable payroll practices (“Base Salary”). Any higher Base Salary paid to you subsequently will be deemed the annual rate for the purposes of this Agreement and will commence on the date determined by the Board or its duly authorized officers.

Universal is not obligated to actually utilize your services, and payment as described in Paragraphs 4(a) and 4(c) will discharge the Company’s obligation under this Agreement.

(b) Bonus Compensation. You will be eligible to participate at a level appropriate to your position in Universal’s Annual Incentive Plan or any plan adopted in replacement thereof as determined by the Board of Directors of Universal and in accordance with the plan’s terms and conditions.

(c) Long Term Incentive Plan. You will be eligible to participate at a level appropriate to your position in the Vivendi Universal Stock Options Plan or any plan adopted in replacement thereof as determined by the Board of Directors of Vivendi Universal S.A. and in accordance with the plan’s terms and conditions.

(d) Benefits. You will be entitled to participate in the benefit plans generally available to employees of Universal so long as the Company provides such plans and programs and subject to their terms and conditions, except that you will not participate in any severance plan of Universal. Instead, subject to the requirements of this Paragraph, upon an involuntary termination of employment, as described in Paragraph 4(c), you will receive the greater of (i) the amounts payable pursuant to Paragraph 4(c) or (ii) the basic amounts payable pursuant to the Company’s severance plan or policy. If the amount described in clause (ii) above is greater than the amount described in clause (i) above, in addition to the amounts payable under Paragraph 4(c), you will receive, in exchange for a release acceptable to the Company, a lump sum payment calculated by the Company in its sole discretion equal to the difference between the amounts described in clauses (i) and (ii) of the previous sentence. You will receive this lump sum payment as soon as practical after the release has been fully executed by you and the Company. In addition, you will be entitled to participate in the Universal Flexible Perquisite Allowance and the Executive Auto Allowance Program on the same terms and conditions and only so long as Universal provides such plans and programs and in accordance with the plan’s terms and conditions.

(e) Expense Reimbursements/Deductions. During your employment, Universal will reimburse you for your reasonable and necessary business expenses in accordance with its then prevailing policy for similarly situated employees (which will include appropriate itemization and substantiation of expenses incurred). The Company is entitled to deduct from monies payable and reimbursable to you by the Company, all sums that you owe the Company or any of its affiliates at any time.

(f) Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state or local taxes as will be required to be withheld pursuant to any applicable laws or regulation.

4. Compensation Upon Certain Termination Events.

(a) Compensation Payable. Should your employment with Universal terminate, you will be entitled to the amounts and benefits shown on the following table, subject to Paragraphs 4(b) through 4(e). In the event of such termination, and except for payments noted in this Paragraph 4, Universal will have no further obligations to you under this Agreement.

Termination For Cause	Involuntary Termination	Disability	Death
Payment of (1) any accrued but unpaid Base Salary due you through termination, and (2) other unpaid amounts then due you under Company benefit plans or programs.	Same as for termination for Cause except that your Base Salary and benefits (other than benefits provided under (1) any plan qualified under Section 401(a) of the Internal Revenue Code, (2) any nonqualified pension plan and (3) any stock or incentive based plan) will also continue through the expiration of the Term, provided you meet the requirements in Paragraph 5 and subject to the terms and conditions of each benefit plan.	Same as for termination for Cause except that your Base Salary will continue until the earliest of (1) the 180th day following the start of your disability absence, or (2) your death and will be reduced by other Company-provided disability benefits available to you.	Payment of (1) any accrued but unpaid Base Salary due you through your date of death, and (2) other unpaid amounts then due you under Company benefit plans or programs, except that those payments will be made to your estate or legal representative, and your death benefits payable due to your death under Company employee benefit plans or programs will also be paid.

(b) Termination for Cause. The Company may terminate your employment for cause at any time without advance notice. “Cause” will include, but not be limited to:

(i) your material failure to perform your duties or your material breach of the terms of this Agreement;

(ii) your material failure to comply with Company policies, including, without limitation those set forth in the Universal Studios Group Code of Conduct and the Universal Discrimination and Sexual Harassment Policy, as such code of conduct and policies may be amended from time to time, copies of which are attached as Schedule 1 to this Agreement; or

(iii) your conviction of a felony or crime of moral turpitude.

(c) Involuntary Termination. Universal may terminate your employment other than for Cause or on account of Disability, as defined in Paragraph 4(d), in which case you will receive continuation of Base Salary and benefits as specified in Paragraph 4(a); provided the Company will retain a right of offset against the amounts payable to you under this Paragraph and will be entitled to reduce the amount of any compensation and benefits payable to you under this Agreement by the amount of compensation and benefits of any kind earned or received by you from any third party from the date of termination through the end of the payment term pursuant to this Paragraph. You agree that you will have no rights or remedies in the event of your termination without Cause other than those set forth in this Agreement.

(d) Termination for Disability. The Company may terminate your employment on account of a Disability and the payments required by Paragraph 4(a) will be made. You will be deemed to have a “Disability” if you are incapacitated by a physical or mental condition, illness or injury which has prevented you from being able to perform the essential duties of your position under this Agreement in a satisfactory fashion for all of a consecutive 180-day period.

(e) Death. If you die while employed under this Agreement, the payments required by Paragraph 4(a) will be made.

5. Covenants.

(a) Acknowledgment. You acknowledge that you currently possess or will acquire secret, confidential, or proprietary information or trade secrets concerning the operations, future plans, or business methods of the Company or its affiliates. You agree that the Company would be severely damaged if you misused or disclosed this information. To prevent this harm, you are making the promises set forth in this Paragraph. You acknowledge that the provisions of this Paragraph are reasonable and necessary to protect the legitimate interests of the Company and that any violation of such provisions would result in irreparable injury to the Company. In the event of a violation of the provisions of this Paragraph, you further agree that the Company will, in addition to all other remedies available to it, be entitled to seek equitable relief by way of injunction and any other legal or equitable remedies.

(b) Promise Not to Disclose. You will hold in a fiduciary capacity, for the benefit of the Company, all confidential or proprietary information, knowledge and data of the Company which you may acquire, learn, obtain or develop during your employment by the Company. Further, you will not, during the Term or at any time thereafter, directly or indirectly use, communicate or divulge for your own benefit or for the benefit of another any such information, knowledge or data other than (i) as required by the Company or (ii) as required by law or as ordered by a court or (iii) with respect to matters that are generally known to the public. You make the same commitments with respect to the secret, confidential or proprietary information, knowledge and data of affiliates, customers, contractors and others with whom the Company has a business relationship or to whom the Company or its affiliates owe a duty of confidentiality. The information covered by this protection includes, but is not limited to, matters of a business or strategic nature such as information about costs and profits, projections, personnel information, reengineering, records, customer lists, contact persons, customer data, software, sales data, possible new business ventures and/or expansion plans or matters of a creative nature, including without limitation, matters regarding ideas of a literary, creative, musical or dramatic nature, or regarding any form of product produced, distributed or acquired by the Company (“Company Information”). Company Information will be considered and kept as the private, proprietary and confidential information of the Company except within the Company as required to perform services, and may not be divulged (A) without the express written authorization of the Company or (B) unless required by law or ordered by a court or (C) unless the Company Information is generally known to the public. You further agree that you will neither publicly disclose the terms of this Agreement nor publicly discuss the Company in a manner that tends to portray the Company in an unfavorable light.

(c) Promise Not to Engage In Certain Activities. You will not at any time during your employment by the Company or the period of payment pursuant to Paragraph 4 be or become (i) interested or engaged in any manner, directly or indirectly, either alone or with any person, firm or corporation now existing or hereafter created, in any business which is or may be competitive with the business of the Company and its affiliates or (ii) directly or indirectly a stockholder or officer, director, agent, consultant or employee of, or in any manner associated with, or aid or abet, or give information or financial assistance to, any such business. The provisions of this Paragraph will not be deemed to prohibit your purchase or ownership, as a passive investment, of not more than five percent (5%) of the outstanding capital stock of any corporation whose stock is publicly traded.

(d) Promise to Return Property. All records, files, lists, drawings, documents, models, equipment, property, computer, software or intellectual property relating to the Company’s business in whatever form (including electronic) will be returned to the Company upon the termination of your employment, whether such termination is at your or the Company’s request.

(e) Promise Not to Solicit. You will not during (i) the period of your employment by the Company, (ii) the period of payment pursuant to Paragraph 4 or (iii) the period ending one (1) year after the later of the periods described in the previous clauses (i) or (ii) induce or attempt to induce any employees, consultants, contractors or representatives of the Company (or those of any of its affiliates) to stop working for, contracting with or representing the Company or any of its affiliates or to work for, contract with or represent any of the Company’s (or its affiliates’) competitors.

(f) Universal Ownership. The results and proceeds of your services hereunder, including, without limitation, any works of authorship resulting from your services during your employment with Universal and/or any of Universal’s affiliates and any works in progress, will be works-made-for hire and Universal will be deemed the sole owner throughout the universe of any and all rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed, with the right to use the same in perpetuity in any manner Universal determines in its sole discretion without any further payment to you whatsoever. If, for any reason, any of such results and proceeds will not legally be a work-for-hire and/or there are any rights which do not accrue to Universal under the preceding sentence, then you hereby irrevocably assign and agree to assign any and all of your right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed, to Universal, and Universal will have the right to use the same in perpetuity throughout the universe in any manner Universal determines without any further payment to you whatsoever. You will, from time to time, as may be requested by Universal, do any and all things which Universal may deem useful or desirable to establish or document Universal’s exclusive ownership of any and all rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright and/or patent applications or assignments. To the extent you have any rights in the results and proceeds of your services that cannot be assigned in the manner described above, you unconditionally and irrevocably waive the enforcement of such rights. This Paragraph is subject to and will not be deemed to limit, restrict, or constitute any waiver by Universal of any rights of ownership to which Universal may be entitled by operation of law by virtue of Universal being your employer.

(g) Prior Restrictions. You represent that you are free to enter into this Agreement and are not restricted in any manner from performing under this Agreement by any prior agreement, commitment, or understanding with any third party. If you have acquired confidential or proprietary information in the course of your prior employment or as a consultant, you will fully comply with any duties not to disclose such information then applicable to you during the Term.

6. Services Unique. You recognize that your services hereunder are of a special, unique, unusual, extraordinary and intellectual character, giving them a peculiar value, the loss of which the Company cannot be reasonably or adequately compensated for in damages. In the event of a breach of this Agreement by you (particularly, but without limitation, with respect to the provisions hereof relating to the exclusivity of your services), the Company will, in addition to all other remedies available to it, be entitled to seek equitable relief by way of injunction and any other legal or equitable remedies. This provision will not be construed as a waiver of the rights which the Company may have for damages under this Agreement or otherwise, and all of the Company’s rights and remedies will be unrestricted.

7. Notices. All notices and other communications hereunder will be in writing and will be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee:

At the address indicated on the first page hereof.

If to Universal:

Universal Studios, Inc.

100 Universal City Plaza

Universal City, California 91608

Attention: Executive Vice President, Human Resources

or to such other address as either party will have furnished to the other in writing. Notice and communications will be effective when actually received by the addressee.

8. Assignment/Affiliated Corporations. Universal will have the right to assign this Agreement to any affiliate or successor of Universal. You acknowledge and agree that all of your covenants and obligations to Universal, as well as the rights of Universal hereunder, will run in favor of and will be enforceable by Universal, its affiliates and their successors.

9. Arbitration of Disputes.

(a) Arbitrable Disputes. You and the Company agree to use final and binding arbitration to resolve any dispute each party may have with the other or any affiliate relating to this Agreement or your employment with and/or termination from Universal (an “Arbitrable Dispute”). An Arbitrable Dispute includes any dispute about the validity, interpretation, or effect of this Agreement, or alleged violations of it, and further including any and all claims arising out of any alleged discrimination, harassment, or retaliation, including, but not limited to, those covered by the California Fair Employment and Housing Act (or similar state statute), the 1964 Civil Rights Act, 42 U.S.C. Section 2000e et seq., the Age Discrimination in Employment Act, and the Americans With Disabilities Act.

(b) Injunctive Relief. Notwithstanding Paragraph 9(a), due to the irreparable harm that would result from certain actual or threatened violations of this Agreement, where either party is seeking only injunctive relief (e.g., a temporary restraining order, temporary injunction or permanent injunction), such party may file suit or bring an application for such injunctive relief in any federal or state court of competent jurisdiction without violating this Agreement and such suit for injunctive relief will not be considered an Arbitrable Dispute.

(c) The Arbitration. Arbitration will take place in Orlando, Florida before a single experienced employment arbitrator licensed to practice law in Florida and selected in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association. The arbitrator may not modify or change this Agreement in any way. At the conclusion of the arbitration, the arbitrator shall issue a written ruling setting forth the essential findings of fact and conclusions of law on which the arbitration award is based.

(d) Fees and Expenses. Each party will pay the fees of their respective attorneys, the expenses of their witnesses, cost of any record or transcript of the arbitration, and any other expenses connected with the arbitration that such party might be expected to incur had the dispute been subject to resolution in court, but all costs of the arbitration which would not be incurred by the parties if the dispute were litigated in court, including the fees of the arbitrator and any arbitration association administrative fees, will be paid by the Company.

(e) Exclusive Forum. Arbitration in this manner will be the exclusive forum for any Arbitrable Dispute. Should you or the Company attempt to resolve an Arbitrable Dispute by any method other than arbitration pursuant to this Paragraph, the responding party will be entitled to recover from the initiating party all damages, expenses, and attorneys’ fees incurred as a result of that breach.

10. Miscellaneous. No provisions of this Agreement may be amended, modified, waived, or discharged except by a written document signed by you and a duly authorized officer of the Company. A waiver of any conditions or provisions of this Agreement in a given instance will not be deemed a waiver of such conditions or provisions at any other time. The validity, interpretation, construction, and performance of this Agreement will be governed by the laws of the State of Florida without regard to its conflicts of law principles. This Agreement will be binding upon, and will inure to the benefit of, you and your estate and the Company and any successor thereto, but neither this Agreement nor any rights arising under it may be assigned or pledged by you.

11. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute the same instrument.

13. Entire Agreement. This Agreement sets forth the entire understanding between us; all oral or written agreements or representations, express or implied, with respect to the subject matter of this Agreement are set forth in this Agreement except that the terms of any applicable stock option agreement still apply. All prior employment agreements, understandings and obligations (whether written, oral, express or implied) between us, if any, are terminated as of the commencement date of the Term and are superseded by this Agreement.

Very truly yours,

Universal Studios, Inc.

By:	/s/ Kenneth Kahrs
Name :	Kenneth Kahrs
Title:	Senior VP of Human Resources

ACCEPTED AND AGREED:

/s/ James Hightower JAMES HIGHTOWER